February 2, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs

Craig Wilson

Brittany Ebbertt

Katherine Wray

Bernard Nolan

Re:	Pluralsight, Inc.

Draft Registration Statement on Form S-1

Submitted December 20, 2017

CIK No. 0001725579

Ladies and Gentlemen:

On behalf of our client, Pluralsight, Inc. (“Pluralsight” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 16, 2018, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on December 20, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on December 20, 2017), all page references herein correspond to the page of the revised draft of the Registration Statement.

References in this letter to the “Company” also include Pluralsight Holdings, LLC, as appropriate.

Securities and Exchange Commission

February 2, 2018

Cover Page

1.	Please clarify that you will be a holding company and that, upon consummation of this offering and the application of the proceeds therefrom, your principal asset will be the LLC Units that you purchase from Pluralsight Holdings, LLC. Disclose the resulting percentage economic interest you will hold in Pluralsight Holdings, LLC, and explain that the purchasers in this offering will thus indirectly have a minority economic interest in Pluralsight Holdings, LLC. Further, provide the aggregate voting power of your capital stock that will be held by the Members of Pluralsight Holdings, LLC, other than Mr. Skonnard following the offering.

The Company advises the Staff that it has revised the disclosure on the prospectus cover page to address the Staff’s comment.

Prospectus Summary

Overview, page 1

2.	Your statistic regarding the increase in billings from 2017 Fortune 500 customers suggests that the rate of improvement from 2013 to 2016 was driven only by an increase in sales to 2017 Fortune 500 customers that have been your customers since 2013. Please revise to clarify that it includes billings to “new 2017 Fortune 500 customers that [you] acquired after 2013,” as disclosed on page 83. In this regard, we note that you also disclose this statistic in connection with your discussion of increasing sales to existing customers on page 115.

The Company advises the Staff that it has revised the disclosure on pages 3, 108, and 117 to address the Staff’s comment.

Industry Background, page 3

3.	Please identify the industry sources from which you derived statistics indicating the better overall performance that results from a high level of employee skill development. To the extent the names and dates of the underlying studies and reports are not reflected in the “Market, Industry, and Other Data” section of the prospectus, please revise.

The Company advises the Staff that it has revised the disclosure on pages 4, 56, and 109 to address the Staff’s comment.

Key Benefits of Our Platform, page 7

4.

To support your statement that your pricing model provides a “significant cost advantage” compared to traditional offerings, you contrast your published pricing ranges for individual and business subscriptions with a third-party’s calculation of the average amount per employee that organizations spent on direct learning expenditure in 2016. We note, however, that a subscription to your platform is limited to learning solutions for technology subject areas, whereas the third-party report’s calculation of average “direct learning expenditure” per

Securities and Exchange Commission

February 2, 2018

employee presumably encompasses organizational spend on all types of learning. Further, in light of the report’s focus on business expenditure, it does not appear that the price of an annual individual subscription to your platform is relevant to this comparison. Please revise.

The Company advises the Staff that it has revised the disclosure on pages 7 and 114 to address the Staff’s comment.

Summary of the Reorganization Transactions and the Offering Structure, page 11

5.	Please revise to provide a definition of “economic interest.”

The Company advises the Staff that it has revised the disclosure on page 12 to address the Staff’s comment.

6.	Footnote 1 to the organizational chart on page 13 indicates that certain former LLC members will exchange their LLC units for Class A common stock in Pluralsight, Inc. as part of the reorganization transactions. You do not appear, however, to address this exchange transaction in your summary of the reorganization transactions. Please revise as appropriate. In addition, with respect to this exchange, please advise of the exemption from registration being relied upon and file the exchange agreement as an exhibit.

The Company advises the Staff that it has revised the disclosure on pages 11, 58, and 59 to address the Staff’s comment. The Company further supplementally advises the Staff that the Company intends to rely on Section 4(a)(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, for an exemption from registration of the exchange and the issuance of the associated shares of Class A common stock of the Company. The Company further advises the Staff that it will file the form of exchange agreement (the “Exchange Agreement”) to be entered into between the Company and each of the Members participating in the exchange in a subsequent pre-effective amendment to the Registration Statement once the form of Exchange Agreement has been finalized between the parties.

The Offering, page 16

7.	Please disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your Class A, Class B, or Class C common stock following the offering.

The Company advises the Staff that it has revised the disclosure on page 17 to address the Staff’s comment.

Securities and Exchange Commission

February 2, 2018

Risk Factors, page 24

General

8.	Please advise whether you will be a controlled company under the rules of the applicable stock exchange. If so, please provide risk factor disclosure of this status and the corporate governance exemptions available to you as a controlled company. We note from the disclosure regarding your board of directors beginning on page 125 that it appears you do not currently intend to rely on any corporate governance exemptions available to controlled companies, but given that you could decide to do so in the future, disclosure regarding your controlled company status and the related risks appears appropriate.

The Company advises the Staff that it will be considered a controlled company under the rules and regulations of both the NASDAQ Stock Market and the New York Stock Exchange, but that it does not currently expect to rely on any of the corporate governance exemptions that are available to controlled companies. The Company advises the Staff that it has added a risk factor related to such status on page 49 to address the Staff’s comment.

Risks Related to Our Class A Common Stock, page 47

9.	Please add a risk factor highlighting that your amended and restated bylaws will contain an exclusive forum provision for a state or federal court located within the State of Delaware. In this regard, we note your disclosure on page 155.

The Company advises the Staff that it has added a risk factor on page 53 to address the Staff’s comment.

“Some provisions of Delaware law and our amended and restated . . . ,” page 51

10.	Please disclose here that your amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause, and clarify that your amended and restated bylaws will prohibit stockholders from calling a special meeting of the stockholders. In this regard, we note your disclosure on page 155.

The Company advises the Staff that it has revised the disclosure on page 52 to address the Staff’s comment.

Use of Proceeds, page 61

11.	Please advise whether a portion of the net proceeds may be used to make cash payments to the Members of Pluralsight Holdings, LLC, pursuant to the Tax Receivable Agreement or pursuant to your option to make cash payments to the Members upon their election to exchange their LLC Units for newly issued shares of Class A common stock. To the extent you may use, or may cause Pluralsight Holdings, LLC to use, the net proceeds for these purposes, please revise.

The Company respectfully advises the Staff that payments under the Tax Receivable Agreement are uncertain, particularly in the near term. Specifically, the Company will not become obligated to make payments under the Tax Receivable Agreement until the tax benefits of the LLC Unit exchanges have

Securities and Exchange Commission

February 2, 2018

been, or are deemed to be, realized, which is contingent upon a number of factors, including the Company’s ability to generate taxable income and the extent to which any such purported tax benefits are not otherwise offset. The Company respectfully advises the Staff that it has not generated taxable income in recent years due to continued investment to support the growth of its business and must do so, in excess of any applicable offsets, prior to realizing any tax benefits from LLC Unit exchanges. Accordingly, the Company does not believe that it will be obligated to make cash payments under the Tax Receivable Agreement in the near term and thus does not believe it will use the net proceeds from the offering to make, or cause Pluralsight Holdings, LLC to make, such payments. Further, the Company does not intend to make, or cause Pluralsight Holdings, LLC to make, any cash payments, which are in its sole discretion, to Members in connection LLC Unit exchanges in the near term. As such, the Company respectfully advises the Staff that it does not believe that the inclusion of such payments in the discussion of the use of net proceeds would be applicable or accurate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 85

12.	You disclose on page 26 that you are dependent on business customer renewals, and you state on page 8 that you have a “high level” of customer retention. Please tell us what metrics you use to monitor business customer retention and revise to disclose such metrics for each period presented. Further, tell us whether you track the rate of conversion of individuals and businesses to paid customers, and if so, explain how you concluded that disclosure of such conversion rates is not material to an understanding of your business and operating results. In this regard, we note your disclosure on pages 3 and 106 that you offer free trials to individuals and information on your website that you offer pilots to businesses.

The Company respectfully advises the Staff that it uses a dollar-based net retention rate to monitor and understand business customer retention. The Company notes that it began to track the requisite information to calculate dollar-based net retention rate at the beginning of 2016 and that it intends to include dollar-based net retention rate in a subsequent amendment of the Registration Statement following the completion of its 2017 audit. The Company further advises the Staff that it did not track the requisite information to calculate dollar-based net retention rate prior to 2016 and thus is unable to present dollar-based net retention rate for 2016 as it does not have the requisite 2015 information necessary to calculate the metric.

The Company further respectfully advises the Staff that the Company’s management does not actively track the conversion of free trials by individual users or pilots by business users to paying customers, and, that it does not have sufficiently accurate information available to determine such conversion rates across its customer base. Additionally, while the Company does not actively track this information, based on its limited research in order to respond to the Staff in an informed manner, it does not believe that customer opportunities derived from free trials and pilots have been material to its revenue and results of operations. Accordingly, as the Company does not monitor or use such information to manage the Company’s operations and does not believe that conversions from free trials or pilots are material to its business, the Company believes that such information would not be helpful for investors.

Securities and Exchange Commission

February 2, 2018

Results of Operations

Nine Months Ended September 30, 2016 and September 30, 2017

Revenue, page 89

13.	You state that the increase in revenue “was primarily due to increased subscription sales to business customers, including larger enterprises.” Please revise to separately quantify the contribution of sales to existing customers and sales to new customers to this result, in each case to the extent material. In this regard, we note your disclosure on page 85 that billings reflect subscription renewals and “upsells” to existing customers plus sales to new customers. Refer to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that, in light of the Company’s increased focus on sales to business customers in recent periods, the Company believes that increases in its business customer base and the resulting increase in revenue from such customers are the most important drivers of changes in the Company’s revenue period over period. Accordingly, the Company has revised the disclosure on page 90 to quantify the changes in its number of business customers and revenue derived from business customers and individual customers for the periods presented.

Operating Expenses

General and Administrative, page 90

14.	Please explain further the nature and business purpose of the $9.1 million compensation charge associated with a sale of common units held by an affiliate of one of your co-founders to certain existing investors at a price in excess of fair value and the $2.1 million charge related to the conversion of common units in the nine months ended September 30, 2017. In addition, please provide the accounting guidance you relied upon to give classification and recognition to these transactions and discuss how you determined the fair value(s) of the transactions.

The Company supplementally advises the Staff that, with respect to the $9.9 million compensation charge, during the nine months ended September 30, 2017, certain of the Company’s existing investors, pursuant to a right of first offer, agreed to purchase 6,731,791 Class A common units from an affiliate of one of the Company’s co-founders, who was also a former employee and member of the board of managers (the “Seller”), at a price per Class A common unit of $8.25. The purchasers in the transaction had economic interests in the Company through their preferred unit ownership. As both the Seller and the existing investors were affiliates of the Company, the Company did not consider the sales price of the Class A common units to be indicative of the price of an arm’s length transaction. Accordingly, for financial reporting purposes, the Company found no determinable purpose for the transaction to be at a price in excess of the fair value of the Class A common units other than as compensation to the Seller for past services to the Company. As such, the Company recorded the $9.9

Securities and Exchange Commission

February 2, 2018

million compensation charge to account for the $1.47 per unit amount by which the Class A common units were purchased in excess of their fair value. The compensation charge was recorded during the nine months ended September 30, 2017 because at the date of the transaction, there were no future services or other conditions required of the co-founder.

The Company supplementally advises the Staff that it relied upon the principles of ASC 718-10-15-4, ASC 718-20-35-7, and SAB Topic 5.T in classifying and recognizing the $9.9 million compensation charge.

The Company further supplementally advises the Staff that, with respect to the $2.1 million compensation charge, during the nine months ended September 30, 2017, the Company’s board of managers and members agreed to create Class B common units to provide Aaron Skonnard, the Company’s co-founder and Chief Executive Officer, and his affiliates who collectively held 12,961,071 Class A common units, with majority control of the voting rights of the Company. As the conversion of the Class A common units held by Mr. Skonnard and his affiliates into Class B common units was, in effect, a modification of the rights and privileges of his Class A common units, the Company recorded the $2.1 million compensation charge to account for the $0.16 per unit difference in the fair value of the Class B common units as compared to the Class A common units on the date of the exchange. The compensation charge was recorded in the nine months ended September 30, 2017 because at the date of the transaction, there were no future service or other conditions required of Mr. Skonnard in order to receive the Class B common units following the exchange.

The Company further supplementally advises the Staff that it relied upon the principles of ASC 718-10-30-2 through 30-3 and ASC 718-20-35-3 in classifying and recognizing the $2.1 million compensation charge.

With respect to the determination of fair value, the Company respectfully advises the Staff that the per unit fair value of the Company’s Class A common units and Class B common units as of June 30, 2017 was $6.78 and $6.94, respectively, as determined by the Company’s board of managers who considered, among other things, (i) the contemporaneous valuation of the Company’s membership units prepared by an unrelated third-party valuation firm which determined the per unit fair value of the Company’s Class A and Class B common units using a hybrid method consisting of both an option-pricing method (“OPM”) and a probability-weighted expected return method as discussed in Note 1 of the consolidated financial statements of Pluralsight Holdings, LLC, and (ii) the transactions noted above. Additionally, the Company advises the Staff that the Company has amended the disclosure on page F-30 to clarify that an incremental discount was applied in the OPM scenario to reflect the differences in rights and restrictions between Class A and Class B common units.

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 98

15.	Please revise to define and explain what constitutes a “qualifying liquidity event.”

Securities and Exchange Commission

February 2, 2018

The Company advises the Staff that it has revised the disclosure on pages 100 and F-17 to address the Staff’s comment.

Content Library, Intangible Assets, and Goodwill, page 100

16.	Please disclose the amount or percentage by which the fair value of your goodwill exceeded the book value as of your most recent impairment test.

The Company respectfully advises the Staff that the Company performed a qualitative assessment as outlined in ASC 350-20-35-3 for its most recent assessment of goodwill impairment and concluded that, based on qualitative factors, it was not more likely than not that the fair value of the Company’s reporting unit was less than its carrying amount and therefore the quantitative goodwill impairment test was not necessary. In accordance with ASC 350-20-35-3F, the Company considered the results of its most recent valuation of its reporting unit in performing the qualitative assessment. The most recent valuation available on the date of the qualitative assessment concluded that the equity value of the reporting unit was significantly in excess of net book value, including goodwill. Accordingly, the Company determined that additional goodwill impairment testing was not necessary. As such, the Company respectfully advises the Staff that it does not believe that disclosure of the amount or percentage by which the fair value of goodwill exceeds book value is required or would present helpful information for investors.

Business

Customers, page 119

17.	Your discussion of the size of your customer base is limited to the number of users on your platform as of September 30, 2017. To contextualize your disclosure regarding the growth of your business, please disclose the number of business customers and individual customers for each period presented. Further, since you are particularly focused on attracting large enterprise customers, disclose the number of such customers, as well as the percentage of billings derived therefrom, for each period presented. In this regard, we note from your disclosure on page 114 that your Fortune 500 customers represented approximately 20% of your billings from business customers in the nine months ended September 30, 2017, and that you “are only beginning to penetrate [y]our market opportunity, particularly with Global 2000 enterprise customers,” as stated on page 85.

The Company advises the Staff that, in response to the Staff’s comment, it has added disclosure on pages 23, 71, 86, 95, and 121 to disclose the number of business customers, which it defines as each unique account in its customer relationship management system that had an active paying subscription at the end of each period presented. The Company further respectfully advises the Staff that, given its strategic focus on business customers and that 78% of its billings came from business customers in the nine months ended September 30, 2017, the Company does not believe that the number of individual customers or changes in the number of individual customers in a given period is material to its business or results of operations. Additionally, the number of individual customers has fluctuated in recent periods due to a majority of individual customers opting for monthly subscriptions as well as seasonal

Securities and Exchange Commission

February 2, 2018

fluctuations and the timing of marketing campaigns. As a result, the Company does not use the number of individual customers to evaluate its business and believes that the disclosure of such information could be misleading to investors because changes in the size of the individual customer base do not necessarily reflect the broader trends in the Company’s business or results of operations and are not the primary focus of the Company’s sales and marketing efforts.

The Company further respectfully advises the Staff that the Company does not actively track the number of unique organizations that subscribe to its platform and frequently enters into subscription contracts with, and invoices, multiple subsidiaries, divisions, or departments of a single organization. As a result, the Company does not track the number of large enterprises that are business customers. The analysis of the number of Fortune 500 companies that are customers of the Company, and the billings derived from such customers, was possible given the limited sample to allow the Company to analyze its invoiced parties against the list of Fortune 500 companies.

18.	Your billings and revenue for the nine months ended September 30, 2017, suggest that the average annual price of a business subscription is substantially lower than $699 per user. In this regard, we note your disclosure on pages 84 and 85 indicates that you offer “more favorable pricing terms in exchange for the higher volumes of users that accompany enterprise-wide deployments.” For further insight into the composition of your customer base as well as your strategy for attracting new business customers and expanding deployments within existing business customers, please provide the number of business users and individual users for each period presented. In addition, disclose the extent to which individual customers opt for monthly versus annual subscriptions, and clarify that the price of individual monthly and annual subscription plans is $29 and $299, respectively.

As noted in response to comment 17, the Company respectfully advises the Staff that it, in response to the Staff’s comment, has added disclosure on pages 23, 71, 86, 95, and 121 to disclose the number of business customers at the end of each period presented. Given the Company’s strategic focus on acquiring business customers and expanding their deployments over time, the Company believes that the number of its business customers, and the billings and revenue the Company derives from its business customers, are more meaningful to investors to understand the Company’s business and growth than its number of users as these metrics demonstrate the Company’s success in attracting business customers and expanding their deployments over time. The Company further believes that these metrics provide investors with a better understanding of the drivers of its growth and the Company’s long-term revenue and billings growth potential. The Company further respectfully advises the Staff that, as it is focused on maximizing billings and revenue from business customers regardless of the number of users, it does not believe that users is the right metric to evaluate its business period-over-period or over the longer-term because it does not sell subscriptions to business customers with a focus on the number of users but rather with a view to the size of the contract.

The Company further respectfully advises the Staff that it has revised pages 83 and 84 in response to the Staff’s comment to disclose the price of individual monthly and annual subscriptions as well as the percentage of individual customers that opt for annual subscriptions.

Securities and Exchange Commission

February 2, 2018

Management

Board Committees

Nominating and Corporate Governance Committee, page 128

19.	Please specify the phase-in rule of the applicable exchange to which you refer generally, and explain the conditions under which it can be used. Further, identify Mr. Duncan as the non-independent director to whom this disclosure relates. Refer to Instruction 1 to Item 407(a) of Regulation S-K.

The Company advises the Staff that it has revised the disclosure on page 130 to address the Staff’s comment.

Certain Relationships and Related Party Transactions, page 142

20.	Please disclose the names of the Members who will be party to the Fourth Amended and Restated LLC Agreement and Tax Receivable Agreement and who are deemed to be related persons. Refer to Item 404(a) and Instruction 1 to Item 404(a) of Regulation S-K.

The Company advises the Staff that it has revised the disclosure on page 144 to address the Staff’s comment. The Company further respectfully advises the Staff that it will continue to update its disclosure in the Registration Statement as it finalizes the details of the Reorganization Transactions, including which of its directors, officers, and beneficial holders of more than 5% of any class of capital stock or any of their respective affiliates will be party to the Fourth Amended and Restated LLC Agreement.

Consolidated Financial Statements of Pluralsight Holdings, LLC

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

21.	Please explain how you are accounting for the favorable pricing terms used for higher volume users noted on page 85. In this regard, please also explain how any discounts are accounted for over the term of customer relationships and arrangements.

The Company supplementally advises the Staff that discounts, including favorable pricing terms for larger deployments, are stated as a reduction from the list price in the underlying contract at the time of its execution. As such, the Company recognizes revenue from such contracts net of the stated discounts over the contractual subscription period. The Company further supplementally advises the Staff that it does not provide its customers with usage-based discounts or pricing, and does not provide discounts after the subscription contract is executed.

Securities and Exchange Commission

February 2, 2018

Note 8. Equity-Based Compensation, page F-30

22.	Please revise to provide the weighted average estimated per unit fair value or a range of the estimated per unit fair value of the underlying units used to calculate the fair value of your employee incentive units and restricted share units granted. Refer to 718-10-50-2(f)(2).

The Company supplementally advises the Staff that incentive units are the ultimate underlying unit, and, as such, the disclosure of the weighted-average fair value of incentive units granted is disclosed on page F-33. The Company further advises the Staff that it has revised the disclosure on page F-34 to clarify that the units underlying the Company’s restricted share units are the Company’s common units and that the per restricted share unit weighted-average grant date fair value disclosed is that of the underlying common unit.

23.	With regard to the Incentive Units, please tell us how you have complied with the disclosures required by ASC 505-10-50-3, or revise accordingly.

The Company advises the Staff that it has revised the disclosure on page F-31 to address the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2

24.	Please file the 2018 Executive Bonus Plan that was adopted by your board of directors in December 2017 as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that since the 2018 Executive Bonus Plan is not a written plan, in accordance with Item 601(b)(10)(iii)(A) of Regulation S-K, the Company has filed a written description of the 2018 Executive Bonus Plan as Exhibit 10.23 to the Registration Statement.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

26.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company advises the Staff that, once available, it will supplementally provide the Staff with copies of the Company’s proposed graphical materials and artwork that it intends to use.

*****

Securities and Exchange Commission

February 2, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Aaron Skonnard, Pluralsight, Inc.

James Budge, Pluralsight, Inc.

Matthew Tenney, Pluralsight, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP